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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 001-12440

                                  ENERSIS S.A.
                 (Translation of Registrant's Name into English)

                                  Santa Rosa 76
                                 Santiago, Chile
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                    Form 20-F |X|         Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                          Yes |_|               No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                          Yes |_|               No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                          Yes |_|               No |X|

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENERSIS S.A.


                                       By: /s/ Enrique Garcia
                                       -----------------------------------------

                                       Name:  Enrique Garcia
                                       Title: Chief Executive Officer

Date: January 27th, 2003

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                                INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated January 15th, 2003.

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                                                                         ENERSIS

                                             Santiago, Chile, January 15th, 2003
                                                      Ger. Gen. N(degree)06/2003


Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Exchange
Hand-Delivery


RE: Essential Fact Statement


Dear Mesdames and Sirs:

In accordance with Articles 9 and 10.2 of Law No. 18,045 and of the Superintendency's General Regulation No. 30, and by the authority vested in me, I hereby inform you, as an Essential Fact Statement, that in their Extraordinary Session held on January 15th, 2003, Enersis' Board of Directors agreed, by the unanimity of the Directors that were present, to take proper notice some Accounting Adjustments and Extraordinary Charges in Enersis' Financial Statements as of December 31st, 2002, coming from the investments in it subsidiaries in Chile and abroad. The agreement of taking proper notice of some Accounting Adjustments is in accordance of the new Accounting Regulation released in the United States, and which is compulsory for all the Corporates registered in that country. This regulation taking into account of the Generally Accepted Accounting Principles considered by the external Auditors of the Company, correspond to the Rule FAS 142 and it has been applied for the first time for Financial Statements as of December 2002.These adjustments and extraordinary charges will not represent any cash flow reduction, and they wil be included in 2002 Enersis's Financial Statements.

Below is the breakdown of the Adjustments and Extraordinary Charges made and the provisions done at of November 30th, 2002 (numbers correspond to the impact in the Financial Statements of Enersis S.A.):

Generation:

                  Brazil                             US$  60 million
                  Argentina                          US$  23 million
                  Total Generation                   US$  83 million

Distribution:

                  Brazil                             US$ 255 million
                  Argentina                          US$  26 million
                  Total Distribution                 US$ 281 million

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Services:

                  Chile                              US$  23 million
                  Total Services                     US$  23 million

                  Total Adjustments:                 US$ 387 million

It is worth mentioned that US$ 329 million, from the total amount of US$ 387 million are coming from the acceleration of the amortization of the net balance of Positive and Negative Goodwill in Generation and Distribution in Brazil and Argentina.

The above mentioned amount must be reduced by provisions made as of November 30th, 2002, in the total amount of:

                  Brazil                             US$  81 million
                  Argentina                          US$  16 million
                  Total Provisions                   US$  97 million

Due to that, and considering the provisions made, the effect of the Adjustments and Extraordinary Charges upon Enersis's results, will be approximately US$
290 million.


Respectfully yours,


                             /s/ Enrique Garcia Alvarez
                             --------------------------
                             Enrique Garcia Alvarez
                             Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electronica de Chile
Bolsa Corredores de Valparaiso
Comision Clasificadora de Riesgo